UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

JetPay Corporation
(Name of Issuer)

Common Stock ($.001 par value per share)
(Title of Class of Securities)

913384103
(CUSIP Number)

Trent Voigt WLES, L.P. 2233 Wolf Front Road Van Alstyne, TX 75495 (903) 708-5003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	913384103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WLES, L.P. I.R.S. Identification No 75-2934781
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,512,334
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,512,334
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,512,334
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.65%
14		TYPE OF REPORTING PERSON (See Instructions)
PN
913384103

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CUSIP No.	913384103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Transaction Guy & The Triumphant Ones, L.L.C. I.R.S. Identification No 79-2930851
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,512,334
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,512,334
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,512,334
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.65%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

3

CUSIP No.	913384103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Trent R. Voigt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,512,334
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,512,334
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,512,334
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.65%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

4

CUSIP No.	913384103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sue Lynn Voigt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,512,334
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,512,334
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,512,334
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.65%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

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Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Statement of Beneficial Ownership of Schedule 13D filed by WLES, L.P., a Texas limited partnership (“WLES” or the “Reporting Person) with the Securities and Exchange Commission on January 7, 2013 (the “Schedule 13D”) with respect to the common Stock, par value $0.001 per share (the “Common Stock”) of JetPay Corporation (formerly Universal Business Payment Solutions Acquisition Corporation (the “Company”)).

Except as set forth below, all items on the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 3 is hereby amended and by replacing the address in the last sentence of paragraph one with the following:

2233 Wolf Front Road, Van Alstyne, TX 75495.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented to add the following:

In addition, the Reporting Person acquired a warrant to purchase Common Stock (the “Warrant”) in connection with the transactions related to the WLES Settlement Agreement, as described under Item 4 of this Statement. The Warrant was filed as Exhibit 4.1 to the Company’s 8-K filed on February 15, 2017.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On February 15, 2017, the Company repurchased 2.2 million shares of its Common Stock from WLES that were previously held in escrow (the “Shares”). The Company repurchased the Shares pursuant to the terms of that certain Settlement Agreement and Release by and among Trent Voigt, WLES, the Company and certain subsidiaries of the Company dated July 26, 2016 (the “WLES Settlement Agreement”). Under the WLES Settlement Agreement, WLES agreed to sell the Shares in a sale arranged by the Company to satisfy the Company’s obligation to pay $5 million owed to Merrick Bank Corporation under that certain promissory note issued by the Company on July 26, 2016 (the “Note”). On January 11, 2017, the Company paid the Note in full, and as a result, no additional consideration was due to WLES in connection with the repurchase of the Shares. The effective price paid per share by the Company was $2.27.

Also in connection with the transactions described above, the Company issued to WLES the Warrant to purchase up to 266,667 shares of the Company’s common stock (the “Warrant Shares”) at $2.27 per share (the “Exercise Price”), as adjusted pursuant to the terms of the Warrant. In the event that the Company subdivides, issues a stock dividend on, or combines its outstanding shares of common stock, then the number of Warrant Shares and the Exercise Price will each be proportionately increased or decreased, as applicable. In addition, upon the occurrence of any Reorganization Transaction (as defined in the Warrant), WLES will be entitled to a new warrant providing it with the right to the kind and amount of shares of stock, other securities, money and property as would be payable for the Warrant Shares as if the Warrant Shares were outstanding immediately prior to the consummation of the Reorganization Transaction. The Warrant is exercisable by WLES on or prior to July 26, 2021, and may be exercised from time to time for no less than 20% of the Warrant Shares.

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On April 14th, 2017 Trent Voigt left the active employment of Company and all access was removed. He was paid until September 6th, 2017 by the Company.

Item 5.	Interest in Securities of the Issuer

Items 5 (a), (b), and (c) are hereby amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Person is the beneficial owner of 1,512,334 shares of Common Stock. Such shares represent 9.65% of the issued and outstanding shares of Common Stock of the Company as of November 6, 2017.

(c)

On August 8, 2017, WLES sold an aggregate of 2,502 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.006. The price per share ranged from $2 to $2.05.

On August 9, 2017, WLES sold an aggregate of 202 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.00. All shares were sold for $2.

On August 28, 2017, WLES sold an aggregate of 8,900 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.0332. The price per share ranged from $2 to $2.075.

On August 29, 2017, WLES sold an aggregate of 18,670 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.0319. The price per share ranged from $2 to $2.15.

On August 30, 2017, WLES sold an aggregate of 14,987 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.0598. The price per share ranged from $2 to $2.125.

On August 31, 2017, WLES sold an aggregate of 6,759 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.0019. The price per share ranged from $2 to $2.05.

On September 1, 2017, WLES sold an aggregate of 913 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.00. All shares were sold for $2 per share.

On September 5, 2017, WLES sold an aggregate of 300 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.00. All shares were sold for $2 per share.

On September 6, 2017, WLES sold 100 shares of the Common Stock of the Company in a transaction conducted through its broker. The effective price paid per share was $2.00.

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On September 7, 2017, WLES sold an aggregate of 753 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.00. All shares were sold for $2 per share.

On September 8, 2017, WLES sold an aggregate of 15,227 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.007. The price per share ranged from $2 to $2.025.

On September 11, 2017, WLES sold an aggregate of 9,000 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.0036. The price per share ranged from $2 to $2.075.

On September 12, 2017, WLES sold an aggregate of 353 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.00. All shares were sold for $2 per share.

On September 14, 2017, WLES sold an aggregate of 685 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.00. All shares were sold for $2 per share.

On October 4, 2017, WLES sold an aggregate of 7,000 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $1.91. The price per share ranged from $2 to $2.075.

On October 30, 2017, WLES sold an aggregate of 3,649 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $2.09. The price per share ranged from $2 to $2.075.

On December 21, 2017, WLES sold an aggregate of 131,000 shares of the Common Stock of the Company in a series of transactions conducted through its broker. The effective price paid per share was $4.18. The price per share ranged from $3.75 to $4.80.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2018
Dated
/s/ Trent Voigt
Signature
Trent Voigt Managing Partner Transaction Guy & The Triumphant Ones, L.L.C.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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